Exhibit 99.1

TEN, Ltd. 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

June 17, 2025

TEN, LTD. REPORTS PROFITS FOR FIRST QUARTER 2025 AND DECLARES

FIRST SEMI-ANNUAL COMMON SHARE DIVIDEND OF $0.60

Q1 2025 EBITDA at $103 million and net income of $38 million - equivalent to $1.04 eps

Dividends exceed $900 million since Company’s NYSE listing in 2002

TEN awarded by Brazil’s Transpetro/Petrobras to build nine DP2 Shuttle Tankers on long-term employment with revenues of minimum $2 billion

Total fleet contracted revenue backlog reaches approx. $3.7 billion

Robust 21-vessel eco growth program underway

Dr Irene Tsakos & Athens 04 delivered in Q2

June 17, 2025 – TEN, Ltd (“TEN”) (NYSE: TEN) (or the “Company”) today reported results (unaudited) for the quarter ended March 31, 2025.

Q1 2025 SUMMARY RESULTS

TEN generated revenues of $197.1 million and operating income of $60.6 million.

Net income reached $37.7 million and earnings per share of $1.04 in the first quarter of 2025.

EBITDA for the first quarter of 2025 was $103 million.

With just two vessels on scheduled drydocks and a higher number of days under fixed employment contracts, average fleet utilization in the first quarter of 2025 increased to 97.2%, from 91.3% in the same period of 2024.

Time charter equivalent earnings (TCE), despite the market fluctuations, reached a healthy $30,741 per ship per day.

Vessel operating expenses for the first quarter of 2025 totaled $49.6 million, remaining broadly in line with the first quarter of 2024, reflecting only a slight increase in the size of the fleet. Thanks to continued efforts by our technical managers, daily operating expenses per vessel settled at a competitive $9,502.

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Voyage expenses, on the other hand, declined to $36.1 million in the first quarter of 2025 from $42.0 million in the same period of 2024, a 14.2% reduction primarily due to the Company’s reduced exposure to spot-related trades.

Depreciation and amortization combined in the first quarter of 2025 were at $41.1 million, in line with the higher number and the addition of modern vessels to the fleet, consistent with the Company’s ongoing strategy to maintain a versatile and up to date fleet structure. Despite the increase in fleet size compared to the first quarter of 2024, bank debt at the end of the first quarter of 2025 was slightly lower at $1.7 billion, compared to the year-end of 2024. During the first quarter of 2025, interest costs, reflecting both the lower bank debt and the lower interest rate environment compared to the first quarter of 2024 were at $24.0 million, about $1.1 million under the level incurred in the 2024 first quarter.

Interest income during this period amounted to $2.3 million.

As of March 31, 2025, the Company’s cash reserves remained solid at approximately $350 million, $1.3 million higher than the year end of 2024.

SUBSEQUENT EVENTS

On April 28, 2025, TEN took delivery of the DP2 Suezmax Shuttle Tanker “Athens 04” from Samsung Heavy Industries in South Korea with a minimum seven-year employment to an oil major. The charterer maintains options to extend such employment until the vessel’s 15th year anniversary.

On June 5, 2025, TEN took delivery of the eco scrubber-fitted Suezmax tanker “Dr Irene Tsakos” from Hyundai Heavy Industries in South Korea with a minimum five-year employment with profit-sharing provisions to an oil major

In August 2025 and September 2025, the Company expects to take delivery from Samsung Heavy Industries and from Hyundai Heavy Industries of the Suezmax DP2 Shuttle Tanker “Paris 24”and the eco scrubber-fitted Suezmax crude carrier “Silia T” both on long-term contracts oil majors. The combined gross revenues of those four deliveries bring the minimum fixed future revenues to $3.7 billion.

CORPORATE AFFAIRS - DIVIDEND

On July 18, 2025, TEN will distribute to common shareholders a first semi-annual dividend of $0.60 per share to shareholders of record on July 14, 2025. Inclusive of this upcoming payment, TEN has distributed over $900 million of common and preferred share dividends, since the Company’s 2002 NYSE listing.

CORPORATE STRATEGY

The tanker market has demonstrated resilience, continuing to deliver strong rates and solid asset prices that support both profitable operations and vessel divestments, regardless of recently announced tariffs and port charges. The appetite of major oil companies for long-term employment is robust and growing. The continuing geopolitical turmoil and the grey fleet further support healthy rates for modern and quality vessels.

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Moreover, the recent decision to unwind portions of the Opec + production cuts can only be seen as a positive development that will offer additional support to freight rates going forward.

In such an apparent positive environment for tanker trades, TEN remains focused on strengthening its long-standing relationships with charterers and building vessels tailored for their long-term needs. In response to sustained demand, the Company has embarked on its largest growth program in its history, comprising 21 new-buildings and growing, across various vessel classes, two of which already been delivered. The core for its strategic growth program is the recent award to build nine DP2 shuttle tankers for Transpetro/Petrobras which propel TEN, with a 16-vessel proforma shuttle fleet, to becoming one of the largest shuttle tanker owners in the Brazilian offshore sector.

“The results of the first quarter 2025 provides us with the comfort that TEN can deliver sustainable growth across all sectors in which it operates, and reward its shareholders regardless of market fluctuations. TEN’s industrial model has provided uninterrupted dividends and consistent expansion throughout its 30+ year history,” Mr. George Saroglou, President & COO of TEN, commented.

TEN’s CURRENT NEWBUILDING PROGRAM

#	Name	Type	Delivery (exp)	Status	Employment
CONVENTIONAL TANKERS
1	Dr Irene Tsakos	Suezmax – Scrubber Fitted	Q2 2025	DELIVERED	Yes
2	Silia T	Suezmax – Scrubber Fitted	Q3 2025	Notice To Deliver	Yes
3	TBN	MR – Scrubber Fitted	Q1 2026	Under Construction	TBA
4	TBN	MR – Scrubber Fitted	Q1 2026	Under Construction	TBA
5	TBN	Panamax LR1 – Scrubber Fitted	Q2 2027	Under Construction	TBA
6	TBN	Panamax LR1 – Scrubber Fitted	Q3 2027	Under Construction	TBA
7	TBN	Panamax LR1 – Scrubber Fitted	Q4 2027	Under Construction	TBA
8	TBN	Panamax LR1 – Scrubber Fitted	Q3 2028	Under Construction	TBA
9	TBN	Panamax LR1 – Scrubber Fitted	Q3 2028	Under Construction	TBA
SHUTTLE TANKERS
10	Athens 04	DP2 Shuttle Tanker	Q2 2025	DELIVERED	Yes
11	Paris 24	DP2 Shuttle Tanker	Q3 2025	Notice to Deliver	Yes
12	Anfield	DP2 Shuttle Tanker	Q3 2026	Under Construction	Yes
13	TBN	DP2 Shuttle Tanker	Q3 2027	Under Construction	Yes
14	TBN	DP2 Shuttle Tanker	Q4 2027	Under Construction	Yes
15	TBN	DP2 Shuttle Tanker	Q1 2028	Under Construction	Yes
16	TBN	DP2 Shuttle Tanker	Q2 2028	Under Construction	Yes
17	TBN	DP2 Shuttle Tanker	Q3 2028	Under Construction	Yes
18	TBN	DP2 Shuttle Tanker	Q3 2028	Under Construction	Yes
19	TBN	DP2 Shuttle Tanker	Q4 2028	Under Construction	Yes
20	TBN	DP2 Shuttle Tanker	Q4 2028	Under Construction	Yes
21	TBN	DP2 Shuttle Tanker	Q4 2028	Under Construction	Yes

Visit our company website at: http://www.tenn.gr

ABOUT TSAKOS ENERGY NAVIGATION

Founded in 1993 and celebrating 32 years as a public company, TEN is one of the first and most established public shipping companies in the world. TEN’s diversified energy fleet currently consists of 82 vessels, including twelve DP2 shuttle tankers, two scrubber fitted suezmax vessels, two scrubber-fitted MR product tankers and five scrubber-fitted LR1 tankers under construction, consisting of a mix of crude tankers, product tankers and LNG carriers, totaling 10.1 million dwt.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Conference Call Details:

As announced previously, today, Tuesday, June 17, 2025 at 10:00 a.m. Eastern Time, TEN will host a conference call to review the results as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management, may contain information beyond what is included in the earnings press release. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877-405-1226 (US Toll-Free Dial In) or +1 201-689-7823 (US and Standard International Dial In). Please quote “Tsakos” to the operator and/or conference ID 13753901. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Simultaneous Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.tenn.gr and click on Webcasts & Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

For further information, please contact:

Company

Tsakos Energy Navigation Ltd.

George Saroglou

President & COO

+30210 94 07 710

gsaroglou@tenn.gr

Visit our company website at: http://www.tenn.gr

Investor Relations / Media

Capital Link, Inc.

Nicolas Bornozis/ Markella Kara

+212 661 7566

ten@capitallink.com

Visit our company website at: http://www.tenn.gr

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data

(In Thousands of U.S. Dollars, except share, per share and fleet data)

	Three months ended March 31 (unaudited)
STATEMENT OF OPERATIONS DATA	2025	2024
Voyage revenues	$197,051	$201,589

Voyage expenses	36,063	42,020
Charter hire expense	3,282	6,013
Vessel operating expenses	49,606	48,626
Depreciation and amortization	41,131	37,526
General and administrative expenses	9,906	7,326
Gain on sale of vessels	(3,553)	(16,167)

Total expenses	136,435	125,344

Operating income	60,616	76,245

Interest and finance costs, net	(24,002)	(25,145)
Interest income	2,307	3,248
Other, net	(19)	70

Total other expenses, net	(21,714)	(21,827)

Net income	38,902	54,418
Less: Net income attributable to the non-controlling interest	(1,191)	(384)

Net income attributable to Tsakos Energy Navigation Limited	$37,711	$54,034

Effect of preferred dividends	(6,750)	(6,750)
Undistributed income allocated to non-vested restricted common stock	(201)	—

Net income attributable to common stockholders of Tsakos Energy Navigation Limited	$30,760	$47,284

Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$1.04	$1.60

Weighted average number of common shares, basic and diluted	29,661,103	29,505,603

BALANCE SHEET DATA	March 31 2025	December 31 2024
Cash	349,578	348,312
Other assets	195,502	192,035
Vessels, net	2,850,047	2,919,783
Advances for vessels under construction and acquisitions	278,257	246,392

Total assets	$3,673,384	$3,706,522

Debt and other financial liabilities, net of deferred finance costs	1,706,609	1,747,094
Other liabilities	183,685	192,231
Stockholders’ equity	1,783,090	1,767,197

Total liabilities and stockholders’ equity	$3,673,384	$3,706,522

		Three months ended March 31
OTHER FINANCIAL DATA		2025	2024
Net cash provided by operating activities		$52,150	$74,958
Net cash used in investing activities		$(2,645)	$(197,016)
Net cash (used in) provided by financing activities		$(48,239)	$89,358
TCE per ship per day		$30,741	$33,403
Operating expenses per ship per day		$9,502	$9,387
Vessel overhead costs per ship per day		$1,777	$1,323

		11,279	10,710
FLEET DATA
Average number of vessels during period		61.9	60.9
Number of vessels at end of period		61.0	62.0
Average age of fleet at end of period	Years	10.4	10.3
Dwt at end of period (in thousands)		7,454	7,581
Time charter employment - fixed rate	Days	2,782	2,630
Time charter and pool employment - variable rate	Days	1,657	1,392
Period employment coa at market rates	Days	0	0
Spot voyage employment at market rates	Days	979	1,035

Total operating days		5,418	5,057
Total available days		5,575	5,539
Utilization		97.2%	91.3%

Non-GAAP Measures

Reconciliation of Net income to Adjusted EBITDA

	Three months ended March 31
	2025	2024
Net income attributable to Tsakos Energy Navigation Limited	$37,711	$54,034
Depreciation and amortization	41,131	37,526
Interest Expense	24,002	25,145
Gain on sale of vessels	(3,553)	(16,167)

Adjusted EBITDA	$99,291	$100,538

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP measures used within the financial community may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods as well as comparisons between the performance of Shipping Companies. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. We are using the following Non-GAAP measures:

(i)

TCE which represents voyage revenue less voyage expenses is divided by the number of operating days less 64 days lost for the first quarter of 2025 as a result of calculating revenue on a loading to discharge basis, compared to 171 days lost for the first quarter of 2024.

(ii)	Vessel overhead costs are General & Administrative expenses, which also include Management fees, Stock compensation expense and Management incentive award.

(iii)	Operating expenses per ship per day which exclude Management fees, General & Administrative expenses, Stock compensation expense and Management incentive award.

(iv)	Adjusted EBITDA. See above for reconciliation to net income.

Non-GAAP financial measures should be viewed in addition to and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

The Company does not incur corporation tax.